Exhibit 99.10

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 7 June 2005 that on the same day the following Director purchased Ordinary Shares in the Company at a price of 135.5 pence per share under the Cable & Wireless Share Purchase Plan: –

Rob Rowley – 92 Ordinary Shares